Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Nine Months Ended September 30, 2024 and 2023

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	September 30, 2024 (Unaudited)		December 31, 2023 (Audited)		September 30, 2023 (Unaudited)
ASSETS	Amount	%	Amount	%	Amount	%
CURRENT ASSETS
Cash and cash equivalents	$31,215	6	$33,824	6	$32,005	6
Financial assets at fair value through profit or loss	1	—	1	—	—	—
Contract assets	7,444	1	6,713	1	6,727	1
Trade notes and accounts receivable, net	23,086	5	24,842	5	23,515	5
Receivables from related parties	182	—	78	—	111	—
Inventories	11,807	2	11,521	2	12,364	2
Prepayments	5,933	1	2,840	1	5,556	1
Other current monetary assets	14,693	3	20,352	4	12,327	2
Incremental costs of obtaining contracts	339	—	211	—	95	—
Other current assets	4,223	1	2,822	1	4,205	1

Total current assets	98,923	19	103,204	20	96,905	18

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,033	—	1,036	—	1,052	—
Financial assets at fair value through other comprehensive income	4,808	1	4,412	1	4,054	1
Investments accounted for using equity method	8,558	2	8,252	2	7,018	1
Contract assets	4,244	1	3,769	1	3,526	1
Property, plant and equipment	283,083	56	292,338	56	287,208	56
Right-of-use assets	11,002	2	11,238	2	11,187	2
Investment properties	11,642	2	9,805	2	10,147	2
Intangible assets	67,858	13	72,727	14	74,277	16
Deferred income tax assets	2,055	—	2,099	—	2,109	—
Incremental costs of obtaining contracts	1,125	—	939	—	937	—
Net defined benefit assets	6,417	2	5,963	1	5,720	1
Prepayments	4,144	1	3,330	—	3,175	1
Other noncurrent assets	4,543	1	4,629	1	4,686	1

Total noncurrent assets	410,512	81	420,537	80	415,096	82

TOTAL	$509,435	100	$523,741	100	$512,001	100

	September 30, 2024 (Unaudited)		December 31, 2023 (Audited)		September 30, 2023 (Unaudited)
LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%
CURRENT LIABILITIES
Short-term loans	$430	—	$585	—	$820	—
Financial liabilities at fair value through profit or loss	1	—	—	—	2	—
Hedging financial liabilities	1	—	—	—	4	—
Contract liabilities	16,239	3	14,088	3	14,287	3
Trade notes and accounts payable	12,380	3	14,396	3	13,178	3
Payables to related parties	196	—	385	—	168	—
Current tax liabilities	3,944	1	6,613	1	8,640	2
Lease liabilities	3,539	1	3,505	1	3,456	1
Other payables	21,693	4	25,257	5	21,150	4
Provisions	309	—	337	—	324	—
Current portion of long-term liabilities	8,798	2	1,600	—	1,600	—
Other current liabilities	1,249	—	984	—	1,026	—

Total current liabilities	68,779	14	67,750	13	64,655	13

NONCURRENT LIABILITIES
Long-term loans	1,600	—	—	—	—	—
Bonds payable	21,688	4	30,483	6	30,481	6
Contract liabilities	7,639	2	7,560	2	7,880	2
Deferred income taxes liabilities	2,596	2	2,461	1	2,390	—
Provisions	501	—	485	—	481	—
Lease liabilities	7,457	1	7,470	1	7,417	2
Customers’ deposits	5,115	1	5,309	1	5,199	1
Net defined benefit liabilities	2,133	—	2,098	—	2,279	—
Other noncurrent liabilities	6,933	1	7,406	1	6,601	1

Total noncurrent liabilities	55,662	11	63,272	12	62,728	12

Total liabilities	124,441	25	131,022	25	127,383	25

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	15	77,574	15	77,574	15

Additional paid-in capital	150,049	29	149,828	29	149,848	29

Retained earnings
Legal reserve	77,574	15	77,574	15	77,574	15
Special reserve	2,676	1	2,899	—	2,899	1
Unappropriated earnings	64,123	13	72,059	14	64,129	13

Total retained earnings	144,373	29	152,532	29	144,602	29

Others	561	—	353	—	420	—

Total equity attributable to stockholders of the parent	372,557	73	380,287	73	372,444	73
NONCONTROLLING INTERESTS	12,437	2	12,432	2	12,174	2

Total equity	384,994	75	392,719	75	384,618	75

TOTAL	$509,435	100	$523,741	100	$512,001	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$55,614	100	$53,659	100	$164,673	100	$161,333	100
OPERATING COSTS	35,208	63	33,842	63	102,948	63	100,548	62

GROSS PROFIT	20,406	37	19,817	37	61,725	37	60,785	38

OPERATING EXPENSES
Marketing	6,294	11	5,874	11	18,416	11	17,150	11
General and administrative	1,663	3	1,510	3	4,980	3	4,798	3
Research and development	1,067	2	953	2	3,015	2	2,854	2
Expected credit loss (reversal of credit loss)	(4)	—	14	—	76	—	85	—

Total operating expenses	9,020	16	8,351	16	26,487	16	24,887	16

OTHER INCOME AND EXPENSES	(9)	—	(1)	—	(10)	—	1	—

INCOME FROM OPERATIONS	11,377	21	11,465	21	35,228	21	35,899	22

NON-OPERATING INCOME AND EXPENSES
Interest income	173	—	136	—	568	—	455	—
Other income	94	—	76	—	419	—	325	—
Other gains and losses	(109)	—	(70)	—	(142)	—	(223)	—
Interest expenses	(86)	—	(80)	—	(252)	—	(233)	—
Share of profits of associates and joint ventures accounted for using equity method	37	—	109	—	74	—	345	—

Total non-operating income and expenses	109	—	171	—	667	—	669	—

INCOME BEFORE INCOME TAX	11,486	21	11,636	21	35,895	21	36,568	22
INCOME TAX EXPENSE	2,686	5	2,745	4	6,343	3	6,585	3

NET INCOME	8,800	16	8,891	17	29,552	18	29,983	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	(155)	—	111	—	86	—	548	—
Gain or loss on hedging instruments subject to basis adjustment	(1)	—	(13)	—	(1)	—	(16)	—
Share of other comprehensive income (loss) of associates and joint ventures	(1)	—	—	—	—	—	8	—

	(157)	—	98	—	85	—	540	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(22)	—	95	—	115	—	102	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended September 30				Nine Months Ended September 30
	2024		2023		2024		2023
	Amount	%	Amount	%	Amount	%	Amount	%
Share of other comprehensive income of associates and joint ventures	$20	—	$4	—	$42	—	$6	—

	(2)	—	99	—	157	—	108	—

Total other comprehensive income (loss), net of income tax	(159)	—	197	—	242	—	648	—

TOTAL COMPREHENSIVE INCOME	$8,641	16	$9,088	17	$29,794	18	$30,631	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,534	16	$8,620	16	$28,751	18	$29,142	18
Noncontrolling interests	266	—	271	1	801	—	841	1

	$8,800	16	$8,891	17	$29,552	18	$29,983	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,373	16	$8,822	16	$28,959	18	$29,795	18
Noncontrolling interests	268	—	266	1	835	—	836	1

	$8,641	16	$9,088	17	$29,794	18	$30,631	19

EARNINGS PER SHARE
Basic	$1.11		$1.11		$3.71		$3.75

Diluted	$1.10		$1.11		$3.70		$3.75

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain or Loss on Financial Assets at FVOCI	Gain or Loss on Hedging Instruments	Total Others	Total Equity Attributable to Stockholders of the Parent

			Retained Earnings
	Common Stocks	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Total Retained Earnings						Noncontrolling Interests	Total Equity
BALANCE, JANUARY 1, 2023	$77,574	$149,844	$77,574	$3,084	$71,268	$151,926	$(111)	$(125)	$13	$(223)	$379,121	$12,408	$391,529
Appropriation of 2022 earnings
Special reserve	—	—	—	(185)	185	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,476)	(36,476)	—	—	—	—	(36,476)	—	(36,476)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(1,092)	(1,092)
Unclaimed dividend	—	2	—	—	—	—	—	—	—	—	2	—	2
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	1	—	—	—	—	—	—	—	—	1	—	1
Actual acquisition of interests in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income for the nine months ended September 30, 2023	—	—	—	—	29,142	29,142	—	—	—	—	29,142	841	29,983
Other comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	10	10	109	550	(16)	643	653	(5)	648

Total comprehensive income (loss) for the nine months ended September 30, 2023	—	—	—	—	29,152	29,152	109	550	(16)	643	29,795	836	30,631

Share-based payment transactions of subsidiaries	—	1	—	—	—	—	—	—	—	—	1	22	23

BALANCE, SEPTEMBER 30, 2023	$77,574	$149,848	$77,574	$2,899	$64,129	$144,602	$(2)	$425	$(3)	$420	$372,444	$12,174	$384,618

BALANCE, JANUARY 1, 2024	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
Appropriation of 2023 earnings
Special reserve	—	—	—	(223)	223	—	—	—	—	—	—	—	—
Cash dividends distributed by Chunghwa	—	—	—	—	(36,910)	(36,910)	—	—	—	—	(36,910)	—	(36,910)
Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(898)	(898)
Payment of unclaimed dividend	—	—	—	—	—	—	—	—	—	—	—	—	—
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	—	—	—	—	—	—	—	—	—	—	—	—
Actual disposal of interests in subsidiaries	—	224	—	—	—	—	—	—	—	—	224	35	259
Net income for the nine months ended September 30, 2024	—	—	—	—	28,751	28,751	—	—	—	—	28,751	801	29,552
Other comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	—	—	122	87	(1)	208	208	34	242

Total comprehensive income (loss) for the nine months ended September 30, 2024	—	—	—	—	28,751	28,751	122	87	(1)	208	28,959	835	29,794

Share-based payment transactions of subsidiaries	—	(3)	—	—	—	—	—	—	—	—	(3)	33	30

BALANCE, SEPTEMBER 30, 2024	$77,574	$150,049	$77,574	$2,676	$64,123	$144,373	$(46)	$608	$(1)	$561	$372,557	$12,437	$384,994

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$35,895	$36,568
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	24,658	24,697
Amortization	5,021	5,027
Amortization of incremental costs of obtaining contracts	671	641
Expected credit loss	76	85
Interest expense	252	233
Interest income	(568)	(455)
Dividend income	(240)	(167)
Compensation cost of share-based payment transactions	7	7
Share of profits of associates and joint ventures accounted for using equity method	(74)	(345)
Loss (gain) on disposal of property, plant and equipment	10	(1)
Gain on disposal of financial instruments	(1)	—
Gain on disposal of investments accounted for using equity method	(61)	(5)
Provision for impairment loss and obsolescence of inventory	63	9
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	126	84
Others	13	3
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(1,208)	(1,061)
Trade notes and accounts receivable	1,707	1,101
Receivables from related parties	(104)	(36)
Inventories	(349)	(1,007)
Prepayments	(2,864)	(3,216)
Other current monetary assets	(11)	(673)
Other current assets	(1,401)	(650)
Incremental cost of obtaining contracts	(985)	(693)
Increase (decrease) in:
Contract liabilities	2,230	1,103
Trade notes and accounts payable	(2,016)	(3,251)
Payables to related parties	(189)	(371)
Other payables	(1,626)	(2,623)
Provisions	(12)	356
Other current liabilities	275	27
Net defined benefit plans	(419)	(460)

Cash generated from operations	58,876	54,927

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2024	2023
Interests paid	$(288)	$(270)
Income taxes paid	(8,831)	(4,767)

Net cash provided by operating activities	49,757	49,890

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	(313)	(15)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	6	—
Acquisition of financial assets at fair value through profit or loss	(127)	(130)
Proceeds from disposal of financial assets at fair value through profit or loss	4	—
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	3	20
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(56,161)	(35,425)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	61,788	27,639
Acquisition of investments accounted for using equity method	(400)	—
Acquisition of property, plant and equipment	(16,016)	(18,879)
Proceeds from disposal of property, plant and equipment	10	18
Acquisition of intangible assets	(137)	(115)
Acquisition of investment properties	—	(48)
Decrease in other noncurrent assets	82	21
Increase in prepayments for leases	(1,043)	(1,389)
Interests received	605	457
Dividends received	571	249

Net cash used in investing activities	(11,128)	(27,597)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	720	2,490
Repayments of short-term loans	(875)	(2,392)
Increase (decrease) in customers’ deposits	(205)	24
Payments for the principal of lease liabilities	(2,924)	(2,937)
Decrease in other noncurrent liabilities	(473)	(125)
Cash dividends paid	(36,910)	(36,476)
Acquisition of additional interests in subsidiaries	—	—
Partial disposal of interests in subsidiaries without losing control	259	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Nine Months Ended September 30
	2024	2023
Cash dividends distributed to noncontrolling interests	$(887)	$(1,086)
Change in other noncontrolling interests	23	16
Unclaimed dividend (payment of unclaimed dividend)	—	2

Net cash used in financing activities	(41,272)	(40,484)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	34	3

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,609)	(18,188)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	33,824	50,193

CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,215	$32,005

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2024 and 2023

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of September 30, 2024 and 2023, the related consolidated statements of comprehensive income for the three months ended September 30, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the nine months ended September 30, 2024 and 2023 in accordance with International Accounting Standards No. 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.